Exhibit 99.1

GSX Techedu Inc. Announces Proposed Registered Secondary Public Offering of

American Depositary Shares

BEIJING, China, November 18, 2019 /PRNewswire/ — GSX Techedu Inc. (“GSX” or the “Company”) (NYSE: GSX), a leading online K-12 large-class after-school tutoring service provider in China, today announced the commencement of a proposed registered underwritten public offering by certain selling shareholders of American depositary shares (the “ADSs”), every three ADSs representing two Class A ordinary shares of the Company. The selling shareholders propose to offer an aggregate of 15,000,000 ADSs (the “ADS Offering”). The underwriters in the ADS Offering have a 30-day option to purchase up to 2,250,000 additional ADSs from the selling shareholders.

The Company will not receive any proceeds from the sale of the ADSs by the selling shareholders.

Credit Suisse Securities (USA) LLC, Goldman Sachs (Asia) L.L.C., BofA Securities, Inc. and Deutsche Bank Securities will act as joint bookrunners for the proposed ADS Offering.

A preliminary prospectus related to the proposed ADS Offering has been filed with the SEC and is available on the SEC’s website at www.sec.gov. The ADSs may not be sold nor may offers to buy be accepted prior to the time the registration statement on Form F-1 containing the preliminary prospectus becomes effective under the Securities Act of 1933, as amended.

This announcement shall not constitute an offer to sell, or a solicitation of an offer to buy, the securities described herein, nor shall there be any offer, solicitation or sale of these securities in any state or jurisdiction in which such an offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

About GSX Techedu Inc.

GSX Techedu Inc. is a technology-driven education company and leading online K-12 large-class after-school tutoring service provider in China. GSX offers K-12 courses covering all primary and secondary grades as well as foreign language, professional and interest courses. GSX adopts an online live large-class format to deliver its courses, which the Company believes is the most effective and scalable model to disseminate scarce high-quality teaching resources to aspiring students in China. Big data analytics permeates each aspect of the Company’s business and facilitates the application of the latest technology to improve teaching delivery, student learning experience, and operational efficiency.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. Statements that are not historical facts, including statements about GSX’s beliefs and expectations, are forward-looking statements. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement. Further information regarding these and other risks is included in GSX’s filings with the SEC. All information provided in this press release is as of the date of this press release, and GSX does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

For investor and media inquiries, please contact:

GSX Techedu Inc.

E-mail: ir@baijiahulian.com

Christensen

In China

Mr. Christian Arnell

Phone: +86-10-5900-1548

E-mail: carnell@christensenir.com

In the United States

Ms. Linda Bergkamp

Phone: +1-480-614-3004

Email: lbergkamp@christensenir.com